UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Xiaobai Maimai Inc.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

98422P108**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing three ordinary shares of the Issuer.  No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

	CUSIP No. 98422P108

	1. Names of Reporting Persons. Xiaoning An
	2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	1
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	1
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	1
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	0%[1]
	12. Type of Reporting Person IN

1 Percentage of ownership of ordinary shares herein is calculated based on a total of 52,458,550 ordinary shares outstanding as of December 31, 2020, based on information provided by the Issuer.

	CUSIP No. 98422P108

	1. Names of Reporting Persons. AnHe Holding Limited
	2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	1
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	1
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	1
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	0%[2]
	12. Type of Reporting Person CO

2 Percentage of ownership of ordinary shares herein is calculated based on a total of 52,458,550 ordinary shares outstanding as of December 31, 2020, based on information provided by the Issuer.

Schedule 13G

CUSIP 98422P108

ITEM 1.

(a)   Name of Issuer: Xiaobai Maimai Inc.

(b)   Address of Issuer’s Principal Executive Offices: Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Xiaoning An

AnHe Holding Limited

(b) Address of Principal Business Office, or if None, Residence:

Xiaoning An: Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China

AnHe Holding Limited: NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands

(c)  Citizenship:

Xiaoning An: People’s Republic of China

AnHe Holding Limited: British Virgin Islands

(d) Title of Class of Securities: Ordinary shares, par value US$0.0001 per share, of the Issuer

(e)  CUSIP Number: 98422P108

CUSIP number 98422P108 has been assigned to the ADSs of the Issuer. Each ADS represents three ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
		Percent	to vote or	vote or	direct the	to dispose or
Reporting	Amount beneficially	of	direct the	to direct	disposition	to direct the
Person	owned	class(2)	vote(1)	the vote	of(1)	disposition of
Mr. An	1	0%	1	0	1	0
AnHe Holding Limited(1)	1	0%	1	0	1	0

(1)         AnHe Holding Limited is 100% beneficially owned by Mr. An.

(2)         This calculation of percentage is based on 52,458,550 ordinary shares outstanding as of December 31, 2020.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

Xiaoning An

By:	/s/ Xiaoning An
Name: Xiaoning An

AnHe Holding Limited

By:	/s/ Xiaoning An
Name: Xiaoning An
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement